Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

PHIO PHARMACEUTICALS CORP.

Phio Pharmaceuticals Corp. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”), hereby certifies as follows:

FIRST:	That the Board of Directors of the Corporation has duly adopted resolutions authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as amended (this “Amendment”) to combine each nine (9) outstanding shares of the Corporation’s Common Stock, par value $0.0001 per share (the “Common Stock”), into one (1) validly issued, fully paid and non-assessable share of Common Stock.

SECOND:	That this Amendment was duly adopted in accordance with the terms of the Amended and Restated Certificate of Incorporation, as amended, and the provisions of the Delaware General Corporation Law by the Board of Directors and stockholders of the Corporation.

THIRD:

That upon the effectiveness of this Amendment, the Amended and Restated Certificate of Incorporation, as amended, is hereby amended such that subsection (a) of ARTICLE IV is amended and restated in its entirety to read as set forth below, with no changes to be made to the subsequent sections of ARTICLE IV:

(a) Authorized Shares. The total number of shares of stock which the Corporation shall have authority to issue is 110,000,000 shares, consisting of 100,000,000 shares of Common Stock, par value $0.0001 per share (“Common Stock”) and 10,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”). Upon the effectiveness of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each nine (9) of the Corporation’s Common Stock issued and outstanding at such time shall, automatically and without any further action on the part of the Corporation or the holder thereof, be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain $0.0001 per share. No fractional shares shall be issued, and, in lieu thereof, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock, as determined by the Board of Directors. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (an “Old Certificate”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

FOURTH:	This Amendment shall be effective as of July 5, 2024, at 12:01 a.m., Eastern Time (the “Effective Time”).

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be executed by Robert J. Bitterman, President and Chief Executive Officer of the Corporation, this 1st day of July, 2024.

PHIO PHARMACEUTICALS CORP.

By:	/s/ Robert J. Bitterman
Name: Robert J. Bitterman
Title: President and Chief Executive Officer